Exhibit 99.1

Hermitage Offshore Services Ltd. (NYSE:PSV) and 28 subsidiaries file voluntary Chapter 11 petitions amid global oil slump and coronavirus pandemic
Hamilton, Bermuda — August 11, 2020
Hermitage Offshore Services Ltd. and 28 of its subsidiaries including all its vessel-owning subsidiaries (collectively, the “Company”) announced today that they have filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York.
The Company took this action following a prolonged slump in global oil prices, driven in part by the global coronavirus pandemic, and its effect on the Company’s business. While the Company would have preferred to complete its financial restructuring out of court, it was unable to reach a consensual agreement with its lenders, which made filing Chapter 11 necessary to provide a single forum for all continuing conversations with its lenders.
The Company anticipates that the Company’s business operations and relationship with its customers and vendors will not be adversely affected by this proceeding while it works constructively with its lenders toward a consensual resolution. The Company values the business of its customers and vendors and is committed to continuing its long-standing business relationships with them uninterrupted as it works through this process. Under Chapter 11 protection, the Company’s vendors are afforded “administrative” status for all shipments made, or services provided, subsequent to the filing. As a result, payments for new shipments or services will be made in the ordinary course of business either by the Company or one of the Company’s managers, which is not part of the Chapter 11 filing.
The Company’s customers are also afforded the aforementioned “administrative” status. As such, they will continue to receive uninterrupted service from the Company and the Company will perform all of its duties and obligations under its current and future charter party agreements.
The Company’s customers and vendors have been historically paid by one of the Company’s managers which is outside the Chapter 11 cases and so customers and vendors will be paid amounts due now and in the future without interruption.

About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 21 vessels consisting of 10 platform supply vessels, or PSVs and 11 crew boats. The Company’s vessels primarily operate in the North Sea and the West Coast of Africa. Additional information about the Company is available at the Company’s website www.hermitage-offshore.com, which is not a part of this press release.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements. . In addition, statements relating to the Company’s continuing business operations and relationships with customers and vendors and payments for new shipments or services and the Company’s performance under its current and future charter party agreements are forward looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (“OSV”) market, changes in charter hire rates and vessel values, demand in OSVs, the length and severity of the recent novel coronavirus (COVID-19) outbreak, the results of the Company’s discussions with its lenders, the outcome and timing of the Chapter 11 process, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:
Hermitage Offshore Services Ltd.
+377 9798 5717 (Monaco)

+1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com